SECURIT[barcode] 05039685 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

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SEC FILE NUMBER
8- 65684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brundyn Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Decker Drive Suite 112

(No. and Street)

Irving	Texas	75062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R W Stout 817-461-0179 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant & Associates, LLC

(Name – *if individual, state last, first, middle name*)

601 N. Congress Avenue,	Suite #425	Delray Beach, FL	33445
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. W. Stout, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brundyn Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE LEE PAK
Notary Public, State of Texas
My Commission Expires
January 24, 2008

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Managers and Members
Brundyn Securities, Inc.

We have audited the accompanying balance sheet of Brundyn Securities, Inc. as of December 31, 2004 and the statements of Income and Cash Flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Brundyn Securities, Inc. as of December 31, 2004 and the statements of income and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant & Associates, LLC

Delray Beach, Florida
February 11, 2005

BRUNDYN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$101,447
Deposit with Clearing Organization	25,000
Receivables from Clearing Organizations	362,931
Due from Related Parties	42,000
TOTAL ASSETS	$531,378

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$337,226
Due to Related Parties	51,064
TOTAL LIABILITIES	$ 388,290

STOCKHOLDERS' EQUITY

Common Stock, $0.01 Par Value, 1000 Shares Authorized , 250 Shares Issued and Outstanding	2
Additional Paid in Capital	228,998
Retained Earnings - Deficit	(85,912)
TOTAL STOCKHOLDERS' EQUITY	$ 143,088
TOTAL LIABILITIES AND MEMBERS' EQUITY	$531,378

The Accompanying Notes Are an Integral Part of These Financial Statements

BRUNDYN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ 8,143
Adjustments to Reconcile Net Loss to Net Cash	
Changes in Operating Assets and Liabilities:	
Prepaid	1,840
Clearing Deposit	-0-
Accounts Receivable	(340,416)
Accounts Payable and Accrued Expenses	316,935
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ (13,498)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital Contributions	$ 40,000
Amounts Due to (from) Related Party, Net	(10,173)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	$ 29,827
Net Increase (Decrease) in Cash	16,329
Cash-Beginning of Period	$ 85,118
Cash-End of Period	$ 101,447

BRUNDYN SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Commission Income	$1,201,480
EXPENSES	
Employee Compensation and Benefits	60,624
Commission Expense	1,048,587
Clearing Costs	366
Consulting	21,555
Licenses and Registration Fees	22,385
Professional Fees	20,979
Occupancy	5,500
Other Expenses	13,341
TOTAL EXPENSES	$1,193,337
NET INCOME	$ 8,143
Retained Earnings - Deficit – Beginning	$ (94,055)
Retained Earnings - Deficit - Ending	$ (85,912)

The Accompanying Notes Are an Integral Part of These Financial Statements

BRUNDYN SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital	$ 143,088
Less: Nonallowable Assets	42,000
Net Capital	101,088
Net Capital Requirement	50,000
Net Capital in Excess of Requirement	$ 51,088

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Requirement 6-2/3% of Aggregate Indebtedness	$ 25,899
Minimum Dollar Net Capital Requirement Introducing (Fully Disclosed) B-Ds that receive Customer Funds or Securities	$ 50,000
Net Capital Requirement = the Greater of 6-2/3% of Aggregate Indebtedness or $50,000	$ 50,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities	$ 388,290
Total Aggregate Indebtedness	$ 388,290

BRUNDYN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2004

NOTE A THE COMPANY

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was organized in the state of Delaware on October 11, 2002.

The Company is a fully disclosed broker-dealer.

NOTE B SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash equivalents are highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

DUE TO/FROM RELATED PARTIES

These entities, related by common ownerships, have advanced monies on behalf of the Company.

NOTE C NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Capital Rules (SEC Rule 15.3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $101,088 which was $51,088 in excess of its required net capital of $50,000. The Company's net capital ratio was 3.84 to 1.

BRUNDYN SECURITIES, INC.
RESPONSES TO VARIOUS BOXES

(d)	N/A
(e)	N/A
(f)	N/A
(h)	N/A
(i)	N/A
(j)	N/A
(k)	N/A
(m)	N/A

BRUNDYN SECURITIES, INC.
REPORT OF ANY MATERIAL INADEQUACIES

Based on our audit of the Company at December 31, 2004, there has been no material inadequacies found to exist.